OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

June 26, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (SEC File No. 333-163614)

Dear Ms. Lithotomos:

Thank you for the telephonic comments of you and Kevin Rupert (the “Staff”) to Post-Effective Amendment No. 13 to the registration statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (the “Registrant” or the “Trust”) on behalf of its series, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath MLP Alpha Plus Fund, Oppenheimer SteelPath MLP Income Fund, Oppenheimer SteelPath MLP and Infrastructure Debt Fund, and Oppenheimer SteelPath MLP Select 40 Fund (each a “Fund” and, collectively, the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2013. Post-Effective Amendment No. 13 was filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, to update the Prospectus and Statement of Additional Information to reflect the renaming of existing Class I shares to “Class Y” and existing Class Y shares to “Class W,” and to register new Class I shares that will be offered beginning June 28, 2013.

For your convenience, we have included each of your comments in italics below, followed by our response. Any changes to be made to the registration statement in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 14 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 27, 2013.

1.	Please file the fee table estimated expenses and expense examples for each Fund’s new Class I shares in an EDGAR correspondence before filing the registration statement under Rule 485.

The estimated expenses and expense example costs for the each Fund’s new Class I shares are included as an Appendix to this letter.

2.	Please reflect the new names, series and class identifiers for each class affected by the Trust’s share class realignment.

Pursuant to discussions with the Staff, the Registrant will submit another filing under Rule 485(a) that reflects the affected share classes accordingly, and will request accelerated effectiveness for June 28, 2013.

* * * * *

Consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc: Kevin Rupert, SEC

Arthur S. Gabinet, Esq.

Lori E. Bostrom, Esq.

K&L Gates LLP

Brett A. Eichenberger, Cohen Fund Audit Services

Appendix

Below are the estimated expenses and expense example costs of new Class I shares that will be offered beginning June 28, 2013:

Oppenheimer SteelPath MLP Select 40 Fund

Class I shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)	NONE
Maximum Account Fee (Accounts With Less than $10,000)	NONE

Class I shares(a)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses	0.15%
Deferred Income Tax Expense(b)	4.10%
Total Annual Fund Operating Expenses	4.95%
Fee Limitation and/or Expense Reimbursement(c)	NONE
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	4.95%

Example

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$495	$1,486	$2,478	$4,962

You would pay the following expenses if you did not redeem your shares:

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$495	$1,486	$2,478	$4,962

Oppenheimer SteelPath MLP Alpha Fund

Class I shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)	NONE
Maximum Account Fee (Accounts With Less than $10,000)	NONE

Class I shares(a)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.10%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses	0.00%
Deferred Income Tax Expense(b)	5.48%
Total Annual Fund Operating Expenses	6.58%
Fee Limitation and/or Expense Reimbursement(c)	NONE
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	6.58%

Example

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$667	$1,967	$3,222	$6,176

You would pay the following expenses if you did not redeem your shares:

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$667	$1,967	$3,222	$6,176

Oppenheimer SteelPath MLP Income Fund

Class I shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)	NONE
Maximum Account Fee (Accounts With Less than $10,000)	NONE

Class I shares(a)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses	0.15%
Deferred Income Tax Expense(b)	1.97%
Total Annual Fund Operating Expenses	3.07%
Fee Limitation and/or Expense Reimbursement(c)	NONE
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	3.07%

Example

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$310	$948	$1,611	$3,383

You would pay the following expenses if you did not redeem your shares:

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$310	$948	$1,611	$3,383

Oppenheimer SteelPath MLP Alpha Plus Fund

Class I shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)	NONE
Maximum Account Fee (Accounts With Less than $10,000)	NONE

Class I shares(a)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses	0.50%
Deferred Income Tax Expense(b)	2.73%
Interest Expense Related to Borrowings	0.51%
Total Annual Fund Operating Expenses	4.99%
Fee Limitation and/or Expense Reimbursement(c)	NONE
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	4.99%

Example

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$499	$1,497	$2,496	$4,992

You would pay the following expenses if you did not redeem your shares:

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$499	$1,497	$2,496	$4,992

Oppenheimer SteelPath MLP and Infrastructure Debt Fund

Class I shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)	NONE
Maximum Account Fee (Accounts With Less than $10,000)	NONE

Class I shares(a)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses	2.43%
Total Annual Fund Operating Expenses	3.23%
Fee Limitation and/or Expense Reimbursement(b)	(2.33)%
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	0.90%

Example

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$92	$776	$1,485	$3,370

You would pay the following expenses if you did not redeem your shares:

1 Year	3 Years	5 Years	10 Years

Class I shares*:	$92	$776	$1,485	$3,370

(a)	Prior to June 28, 2013, Class Y shares were named “Class I shares,” and Class W shares were named “Class Y shares.” Effective June 28, 2013, new Class I shares will be offered. Expenses for those Class I shares are estimated for the first full fiscal year that they are offered.

*	Based on estimated expenses for Class I shares for the first full fiscal year.